Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Swiss Precision Active, Inc.
1951 NW 7th Ave., Suite 600
Miami, FL 33136
swissprecisionactive.com

Up to $618,000.00 in Non-Voting Common Stock at $2.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Swiss Precision Active, Inc.
Address: 1951 NW 7th Ave., Suite 600, Miami, FL 33136
State of Incorporation: FL
Date Incorporated: May 12, 2022

Terms:

Equity

Offering Minimum: $15,000.00 | 7,500 shares of Non-Voting Common Stock
Offering Maximum: $618,000.00 | 309,000 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $200.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Loyalty Bonus

Bonus Shares: 30%

Description: If you are a previous investor or customer of Swiss Precision Active Inc., you are eligible for additional bonus shares.

Testing the Waters Reservations Page Bonus

Bonus Shares: 10%

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive 25% off your choice of 1 pair of Swiss Precision Scrubs

Tier 2 Perk: Invest $5,000+ and receive 1 pair of limited-edition Swiss Precision Scrubs + 5% bonus shares.

Tier 3 Perk: Invest $10,000+ and receive tier all prior perks plus a lifetime discount of 10% on Swiss Precision products + 10% bonus shares.

Tier 4 Perk: Invest $20,000+ and receive all prior perks plus a one-on-one meeting with the CEO to discuss the company's direction + 15% bonus shares.

Tier 5 Perk: Invest $50,000+ and receive all prior perks plus an exclusive trip to the manufacturing facility, including a VIP luxury dinner with the design team + 20% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their

IRA account.

The 10% StartEngine Venture Club Bonus

Swiss Precision Active Inc. will offer 10% additional bonus shares for all investments that are committed by investors eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $2.00 / share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus, the Loyalty Bonus, and the Testing the Waters Reservations Page Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

At Swiss Precision Active, Inc. ("Swiss Precision" or the ·company·), our mission is to become the world's leading supplier of antimicrobial, eco-friendly, sustainable textile with our patented, CopperActive™ Eco Health Fabric Technology. CopperActive™ serves as a natural sterilizer, scientifically shown to reduce 99.9% of bacteria, lab tested in less than 24 hours, providing a healthier environment for both our customers and the planet.

Our innovative fabric addresses the challenges posed by harmful bacteria, such as Staphylococcus Aureus and Klebsiella Pneumoniae, which are prevalent in hospitals, medical centers, nursing homes, schools, airports, airplanes, and at U.S. borders. Backed by rigorous SGS and Accugen testing, CopperActive™ has demonstrated a remarkable bacterial count reduction of approximately 99.99% within 24 hours. This exceptional performance is maintained throughout the life of the garment, thanks to the embedded copper process within the fabric's DNA, ensuring that washing does not diminish its antimicrobial benefits. This is achieved without relying on sprays, chemical additives, or infused processes.

CopperActive™ is distinguished by its nano copper technology, where copper is embedded at the molecular level within the DNA of the yarn strand. This advanced process allows us to weave or knit the yarn into any desired fabric type, ensuring versatility and effectiveness in a wide range of applications.

Technology Overview

CopperActive™ Eco Health Antimicrobial Embedded Copper Fabric, a patented technology that stands as a groundbreaking and disruptive solution across multiple industries.

This fabric offers unmatched protection, comfort, and sustainability, making it the ideal choice for a diverse range of applications where hygiene, breathability, eco-friendliness, and durability are critical.

1. A Unique Market Position: CopperActive™ is the only material of its kind available on the market, providing Swiss Precision Active with a significant competitive advantage. Unlike other fabrics that merely offer surface treatments, CopperActive™ integrates copper nanoparticles directly into the fiber during manufacturing. This ensures the antimicrobial properties remain effective throughout the fabric's entire lifespan, making it a superior choice for various industries.

2. Proven Innovation with Patent Protection: Our innovation is secured by U.S. Patent No. 10,266,969, detailing our unique method of embedding electrolytic copper nanoparticles into fibers with an "X"-shaped cross-section. This method guarantees maximum durability and ensures consistent antimicrobial benefits, setting CopperActive™ apart from other copper materials that rely on less permanent methods, such as infused or surface spraying.

3. Versatility Across Multiple Industries: CopperActive™ is not just for medical scrubs and accessories. Its unique properties make it ideal for a wide range of applications across various industries:

• Healthcare: Medical uniforms, bedding, curtains, gowns, and accessories.

• Hospitality: Bedding, curtains, robes, and furnishings that require high levels of hygiene.

• Government and Security: Durable, antimicrobial uniforms for law enforcement, military, and first responders.

• Home and Personal Care: Upholstery, towels, bathrobes, and personal care products where reducing bacterial presence is crucial.

• Sports and Fitness: Activewear, socks, and gear that benefit from moisture-wicking, odor-reducing, and antimicrobial properties.

• Commercial and Public Spaces: Furniture, high-touch surfaces, and air filtration materials that require ongoing microbial resistance.

4. Superior Antimicrobial Performance: Laboratory tests conducted by SGS and Accugen Laboratories validate CopperActive's ability to reduce 99.9% of bacteria, including harmful strains like Staphylococcus aureus and Klebsiella pneumoniae. This makes CopperActive™ an ideal choice for any industry where hygiene is paramount, extending well beyond healthcare to touch nearly every aspect of daily life.

5. Advanced Material Composition: CopperActive™ Eco Health fabric is a careful blend of 55% organic cotton or bamboo, 40% embedded copper-poly, and 5% spandex. This combination offers not only antimicrobial protection but also enhanced comfort, moisture-wicking, and UV protection. The G-Cool™ Technology embedded in our fabric ensures that users stay fresh, dry, and comfortable, even in the most demanding environments.

6. Sustainable and Holistic Approach: At Swiss Precision Active, we are committed to environmental responsibility. By using embedded copper, a natural element, and blending it with organic materials, we offer a healthier alternative to petroleum-based fabrics. Our fabric's durability and performance also contribute to sustainability by reducing the need for frequent replacements.

Investing in Swiss Precision Active means supporting a company that is at the forefront of textile innovation. Our CopperActive™ technology addresses critical needs across a multitude of industries, aligning with the global shift toward sustainability, health-conscious living, and durable solutions. With your investment, we can expand our reach, continue innovating, and make a lasting impact across various sectors, from healthcare to hospitality, government, and beyond.

Intellectual Property Ownership

Swiss Precision Active holds exclusive global rights to use patented and trademarked CopperActive™ technology. The innovation is secured by U.S. Patent No. 10,266,969, which details the method of embedding electrolytic copper nanoparticles into fibers with an "X"-shaped cross-section, guaranteeing durability and consistent antimicrobial benefits. The CopperActive™ trademark is globally protected, with additional trademarks in Switzerland and the U.S.

Corporate History

Swiss Precision Active, Inc. was originally established as Swiss Precision Active, LLC on February 22, 2021, under Florida state law. On May 12, 2022, the Company transitioned into Swiss Precision Active, Inc., a domestic corporation, to better position itself for a capital raise. At that time, all assets and agreements held by Swiss Precision, LLC were transferred to the new corporate entity, allowing for seamless continuation of business operations under the updated corporate structure.

The Company is wholly owned by Swiss Precision, LLC, with Leslie Dotson, the CEO and CFO, owning 51%, and Rob Steven Williams, the President, Secretary, and CMO, holding 49%. Leslie Dotson and Rob Steven Williams are also the sole Managers of Swiss Precision, LLC. Structuring the Company in this manner enables it to qualify for minority-owned business status, specifically as an African-American majority-owned company, which opens up eligibility for various government programs, including those provided by SAM (System for Award Management) and the Florida State Minority Supplier Development Council.

Competitors and Industry

Market Opportunity

Deep Dive into Market Potential: Swiss Precision Active is uniquely positioned to capture a significant share of these markets.

The global textiles market is a significant sector in the manufacturing industry, with a projected value-added output of $143.7 billion in 2024. The market is expected to grow at a compound annual growth rate (CAGR) of 1.76% from 2024 to 2029, reflecting a steady increase in value. The per capita value added in the textiles market is anticipated to reach $18.5, highlighting the market's substantial contribution to the global economy.

Source: Statista

Total Addressable Market (TAM) for Industries Available to Swiss Precision Active through CopperActive™ Eco Health Technology:

1. Healthcare Industry: The healthcare market is experiencing rapid growth, with increasing demand for antimicrobial and hygienic products. The total addressable market (TAM) for medical textiles, including scrubs, gowns, and bedding, is substantial. The global medical clothing market size was valued at USD 109.50 billion in 2023 and is projected to grow from USD 115.24 billion in 2024 to USD 187.53 billion by 2032, exhibiting a compound annual growth rate (CAGR) of 6.3% during the forecast period.

This growth is driven by heightened awareness of infection control, particularly following global health crises such as the COVID-19 pandemic. The need for antimicrobial fabrics in hospitals and clinics is critical, positioning CopperActive™ as a key material for healthcare applications.

Source: Fortune Business Insights

2. Hospitality Industry: The global hospitality industry, encompassing hotels, resorts, and accommodations, is expected to reach a TAM of $4.99 trillion by 2024, fueled by global travel expansion, heightened consumer health standards, and innovative guest experiences. Within this market, the demand for antimicrobial textiles like bedding, towels, curtains, and uniforms are rising as cleanliness becomes a priority. The hotel textile market is projected to see substantial growth, reflecting the increasing demand for hygienic textile products. For example, the U.S. home textile market, which overlaps with hospitality, is expected to grow from USD 23.78 billion in 2024 to USD 30.96 billion by 2029, with a CAGR of 5.42%.

Sources: Mordor Intel and Dataintelo

3. General Uniforms, Government and Security Industry, and Accessories: The global uniform and workwear industry, including government uniforms for military, law enforcement, and first responders, is projected to reach $65.12 billion in 2024, with an anticipated growth to $88.12 billion by 2031, at a CAGR of 4.3%. This growth is driven by an expanding workforce, evolving safety regulations, and increased demand for protective, high-quality workwear. The market spans regions like North America, Europe, and Asia Pacific, offering significant opportunities for manufacturers. Innovations such as nanotechnology in military and law enforcement uniforms, including nano-armor, are expected to further enhance market growth. Swiss Precision Active is well-positioned to capitalize on this trend with their CopperActive™ Eco Health Fabric, which offers antimicrobial protection and moisture-wicking capabilities, addressing the critical need for safety and comfort in high-risk environments.

Sources: Global Workwear and Uniforms Market Size and Uniform Market Report

4. Home and Personal Care Industry: As health-consciousness grows, there is a rising demand for home textiles that offer more than just comfort, making CopperActive™ an attractive option for healthier living environments. The global home textile market was valued at USD 119.09 billion in 2022 and is expected to reach USD 196.13 billion by 2031, with a CAGR of 5.7% during the forecast period. The market's growth is driven by factors such as increasing spending on interior design, higher living standards, and the shift to online retail during the COVID-19 pandemic. Manufacturers have responded to consumer preferences by innovating in design, quality, and functionality, catering to a wide range of tastes and budgets. The demand for better-quality, stain-resistant, and flame-retardant home textiles is increasing, driven by environmental, safety, hygiene, and aesthetic considerations. The antimicrobial properties of CopperActive™ make it an attractive option for home textiles, catering to the growing need for healthier living environments.

Sources: SkyQuest Home Textile Market Report

5. Sports and Fitness Industry: The global sports apparel market is expected to grow from $203.26 billion in 2023 to $298.06 billion by 2032, with a compound annual growth rate (CAGR) of 4.38%. This growth is driven by increasing consumer interest in staying active and comfortable, as well as rising health concerns like obesity and diabetes. The industry is also responding to consumer demand by offering functional, stylish, and sustainable clothing options. Athletes and fitness enthusiasts are increasingly seeking performance-enhancing gear with hygienic benefits. CopperActive's™ antimicrobial and moisture-wicking properties make it an ideal fit for activewear, including shirts, socks, and other gear used daily by athletes.

Industry Trends

Distribution Channels: In 2022, offline distribution channels, such as supermarkets, department stores, and specialty shops, accounted for approximately 56% of the market. These channels remain popular because they allow customers to try on products, receive personalized assistance, and explore a wide range of brands and prices.

End-User Analysis: The market is segmented into men, women, and children, with men expected to hold the largest share. This dominance is attributed to the large number of men participating in outdoor activities like cycling and rock climbing. However, the women's and children's segments are also growing, driven by the increasing number of sports and events tailored to these demographics.

Competition: Brands like Nike and Adidas led the sportswear market in 2022, but emerging companies like Under Armour and Lululemon are increasingly challenging their dominance.

Sources:

Statista

Fortune Business Insights

The Brainy Insights

Technavio

FactMR

Zion Market Research

6. Commercial and Public Spaces Industry: The demand for antimicrobial textiles in commercial and public spaces, such as offices, airports, and public transport, is growing as businesses and governments prioritize public health and safety. The market for commercial antimicrobial fabrics is expected to expand significantly, particularly in high-touch areas where hygiene is essential. CopperActive™ can help create safer environments in these settings, including furniture upholstery and air filtration systems.

These industries present Swiss Precision Active with extensive opportunities to expand CopperActive™ Eco Health Technology across various sectors, driving substantial revenue growth. By targeting these markets, Swiss Precision Active can establish itself as a leader in developing and commercializing ECO Health antimicrobial textiles.

Swiss Precision Active's CopperActive™ technology faces competition across various industries from companies specializing in antimicrobial fabrics and textiles.

1. Healthcare Industry: Competitors include HeiQ, which offers HeiQ Viroblock, an antimicrobial and antiviral textile treatment, and Sonovia, known for its ultrasonic coating methods that produce durable, antimicrobial fabrics ideal for healthcare applications (WhatTheyThink).

2. Hospitality Industry: Companies like Microban and PurThread are significant competitors, offering antimicrobial treatments for bedding, towels, and curtains. These companies focus on maintaining hygiene standards in hospitality environments, which directly competes with CopperActive™ offerings (Swiss Test Lab).

3. Government and Security Industry: Promethean Particles, with its nano-copper technology embedded into fabrics, provides strong competition, particularly for military and law enforcement uniforms that require durable and long-lasting antimicrobial properties (WhatTheyThink).

4. Home and Personal Care: In the home textile sector, competitors like Sanitized AG and Agion Technologies offer antimicrobial treatments that cater to health-conscious consumers, applying their technologies to items like upholstery, towels, and bathrobes (Swiss Test Lab).

5. Sports and Fitness: In the activewear market, competitors include Polygiene and HeiQ, both offering antimicrobial and odor-resistant treatments for sportswear, which directly competes with the antimicrobial and moisture-wicking properties of CopperActive™ fabrics (Swiss Test Lab).

6. Commercial and Public Spaces: Competitors in this space include companies offering antimicrobial textiles for high-touch surfaces and air filtration, such as PurThread and NanoHorizons. These companies focus on providing antimicrobial solutions for public transportation and commercial environments (Swiss Test Lab).

These competitors highlight the range of innovative approaches being applied to antimicrobial fabrics across multiple industries, underscoring the competitive landscape that Swiss Precision Active operates within.

Medical Apparel and Accessories

Figs Scrubs is the largest competitor of Swiss Precision Active and faces competition from several notable brands in the healthcare apparel industry. Key competitors include:

1. Jaanuu: Known for its stylish and functional medical apparel, Jaanuu offers a variety of scrubs that compete directly with Figs in terms of design, comfort, and quality. They provide a modern look with antimicrobial fabric technology.

2. Cherokee: A well-established brand in the medical scrubs market, Cherokee offers the Infinity line, which includes four-way stretch fabric and moisture-wicking properties, making it a strong competitor in terms of comfort and functionality.

3. Adar Pro: This brand stands out with its tailored fit and performance twill fabric. Adar Pro scrubs are designed for practicality with features like odor and wrinkle resistance, catering to busy medical professionals.

4. Med Couture: Known for its balance of performance and personality, Med Couture's scrubs are made from a polyester-rayon-spandex blend, ensuring breathability and ease of movement. They offer affordable yet high-quality medical wear.

5. Dickies: The Dynamix line by Dickies offers athletic-inspired, durable scrubs made from a polyester/rayon/spandex blend. Their focus on durability and comfort makes them a popular choice for long shifts.

6. Koi Lite: Offering a lightweight and breathable fabric with unique prints and colors, Koi Lite caters to those who want stylish and functional medical attire. Their scrubs feature moisture-wicking technology and easy-care fabric.

These brands provide strong alternatives to Figs, each offering unique features that cater to various needs of healthcare

professionals, from durability and comfort to style and affordability (Knoji) (Physician Contract Attorney).

General Uniforms for Frontline Workers: Federal, Law Enforcement, Fire, and other front-line uniform competitors

The Fechheimer Brothers Company competes with several key players in the uniform manufacturing industry. Some of their main competitors include:

1. 5.11 Tactical: Known for its high-quality tactical gear and uniforms, 5.11 Tactical serves law enforcement, military, and public safety professionals, offering a range of products similar to those provided by Fechheimer Brothers.

2. Arrow Uniforms: Another significant competitor, Arrow Uniforms offers a variety of uniform solutions for industries including healthcare, hospitality, and public safety.

3. Smith & Warren: Specializes in custom uniform badges and insignia, often complementing the uniform offerings of companies like Fechheimer Brothers.

4. Blauer Manufacturing Company: Provides uniforms and outerwear for police, fire, and emergency medical personnel, focusing on durability and functionality.

5. Galls: A comprehensive supplier of public safety uniforms, gear, and equipment, Galls serves law enforcement, fire, EMS, and other security sectors.

These companies, like Fechheimer Brothers, focus on producing high-quality, durable uniforms and gear for public safety and other professional markets (PitchBook) (Police1).

Global Textiles and Manufacturing Revenue Overview

The global textiles market is a significant sector in the manufacturing industry, with a projected value-added output of $143.7 billion in 2024. The market is expected to grow at a compound annual growth rate (CAGR) of 1.76% from 2024 to 2029, reflecting a steady increase in value. The per capita value added in the textiles market is anticipated to reach $18.5, highlighting the market's substantial contribution to the global economy.

In terms of output, the textiles market is forecasted to generate $0.4 trillion in 2024, with an annual growth rate of 1.36% over the next five years. The market's value-added margin is projected to be 34%, indicating a robust profit potential for enterprises within this sector. The output per enterprise is expected to reach $1.5 million, showcasing the industry's efficiency and capacity for large-scale production.

The industry is also marked by significant manufacturing intensity, with a projected rate of 0.4% in 2024, and the number of enterprises is expected to reach 284.90k. The sector will continue to be a significant employer, with 12.16 million workers projected by 2024, growing at a CAGR of 2.22%. Labor productivity and efficiency are also expected to rise, with labor efficiency projected at $35.0k and labor productivity at $11.8k per worker in 2024.

Analyst Insights: The textiles manufacturing market faces both challenges and opportunities. Geopolitical uncertainties, supply chain disruptions, and evolving consumer preferences have posed challenges, but rising global demand, technological advancements, and investments in automation offer significant opportunities. Companies that embrace digitalization and sustainability are expected to thrive, especially as eco-friendly practices and products gain importance among investors and consumers.

Moreover, the adoption of technologies like artificial intelligence (AI), robotics, and the Internet of Things (IoT) is poised to enhance efficiency, productivity, and cost-effectiveness across the sector. However, external factors such as geopolitical tensions, particularly the Russia-Ukraine conflict, and changes in government policies, may impact the market dynamics.

In summary, while the global textiles manufacturing market navigates a complex landscape, companies that focus on innovation, sustainability, and technological advancement are well-positioned for long-term success.

Source: Statista

Current Stage and Roadmap

Completed Product Developments

On November 28, 2023, we completed our first production round of 3,100 pieces of medical scrubs in four styles (2 men’s and 2 women’s) across seven colorways, ranging from XS to XXL. These products are currently stocked in our Miami, FL warehouse, which handles direct-to-consumer drop shipping, embroidery services, and servicing VA hospitals.

We have developed organic cotton and bamboo embedded copper medical fabrics designed for nursing homes, medical centers, hospitals, VA hospitals, dentist offices, retirement homes, and medical professionals. Our products are crafted from the world’s first organic materials with antibacterial/antimicrobial properties, utilizing copper embedded within the DNA strand of the fabric, sourced from Japan, the USA, and Brazil. These innovations are patented in the USA, with trademarks registered in the USA and Switzerland. We have also trademarked "Embedded Organic Copper with Organic Materials,"

"CopperActive," and the "Copper Logo" for the medical category.

Our manufacturing footprint extends beyond China, including facilities in Cambodia, Morocco, Colombia, Panama, and the USA, with operations in Orlando, Florida.

Q2 2024 Highlights:

We signed a sales and marketing agreement with Fed Apparel, which services 144 government, local, and VA agencies (www.fedapparel.com). This Q4 2024, we anticipate a $14-$32 million government contract opportunity for shirts, pants, Swiss Precision backpacks, and hats, utilizing our organic and copper-embedded materials. We received our first orders for 11,000 units of the CBP Hat for the Homeland Security Border Patrol.

We have initiated sales with our nursing distributor, Artery Ink, for Q3 2024, which services 25,000 nurses. Artery Ink's unique artwork for hospital departments like cardiology, neurosurgery, spinal, prenatal, and orthopedics is featured on our medical scrub tops and pants. We have received three orders to fulfill customer needs.

Launched a full product line online with targeted marketing campaigns across social platforms, including Instagram, Facebook, TikTok, and LinkedIn. We distributed 100+ sales samples to influencers for fit and wear testing feedback.

Engaged in the 2024 bidding process in Florida for hospital and school uniforms and services.

Finalized arrangements for nationwide distribution with a B2B distributor and signed a B2B sales force.

Finalized designs for t-shirts, socks, briefs, and bras for distribution through membership clubs like PriceSmart, Costco, and Sam's Club, targeting both B2B and B2C consumers.

Participated in a trade show for The Association of Women's Health, Obstetric and Neonatal Nurses (AWHONN) from June 7-11, 2024. AWHONN is a 501(c)(3) nonprofit membership organization that promotes the health of women and newborns. The audience at the show was 2,500, with a membership of 350,000 nurses nationwide. We are now working with Houston and Kansas City procurement and supply teams and have attracted significant interest from the United States Air Force Nursing procurement teams for uniforms.

Expanded our distribution contract and sales presence in Panama for LATAM markets through Swiss Precision Panama, following successful face-to-face meetings in April 2024 with public sector hospitals and two private hospital procurement teams.

Sage Dental a top Dental Group has agreed to carry our scrubs for the Dental Hygienist, they are located mainly on the East Coast of USA

Future Opportunities and Market Expansion:

Beyond our initial focus on the hospital medical market, our materials can be adapted for use in various other industries. The number of potential customers interested in purchasing our products and services each year is vast, given the millions of end users across these sectors:

All outpatient clinics, physician offices, cosmetic offices, dental offices, nursing homes, and retirement homes require medical scrubs and bedding.

Additional opportunities include:

Clean Rooms (Manufacturing)

Restaurant Staff and Table Settings

Hotel Staff and Bedding

Fashion Organic Markets (Zara, H&M, Macy's, Nordstrom)

Sports (Youth, High School, College, Semi-Pro, Pro markets)

Future Focus and Milestones:

Over the next few years, Swiss Precision Active will concentrate on expanding its sales channels within the medical industry, targeting hospitals, nursing homes, medical centers, dental offices, and medical distributors. By 2025/2026, our focus will be on aggressive sales growth, securing additional key government and public sector contracts, and expanding our B2C and B2B markets. These contracts will be bolstered by strategic hires or consultant engagements in 2025/2026. Our ultimate goal is to prepare for an Initial Public Offering (IPO) within the next five years.

Planned Revenue Milestones:

Online/B2C Sales (Amazon and SwissPrecisionActive.com online:

B2B Revenue (Government/Public Sector Contracts):

Our goal is to secure a 5-year contract with the U.S. government, targeting hospitals, schools, and public sectors.

Strategic Hires:

Add key B2B employees or consultants by 2025/2026.

Long-Term Goals:

Prepare for an IPO within five years.

This roadmap highlights Swiss Precision Active's commitment to scaling our operations and achieving significant growth through strategic initiatives, ensuring we meet our financial goals while expanding our market presence.

Community Service

Milestones Completed and Future Traction Points:

Patent of Embedded Copper Textile – Completed

Antimicrobial Bacteria Testing and Certifications – Completed

Product Design and Roadmap – Completed (2-1-2023)

Marketing New Products and Services Introductions – Completed (7-1-2023)

Online Store Opening Date and Nurses Distributor – Completed (11-1-2023)

Key Hospitals and Medical Units Contacted – Completed (11-1-2023)

Military, Police, and Border Patrol Contacted and Agreement Secured – Completed (11-1-2023)- First orders received of 11,000 Border Patrol Hats (CBP)

Contacted the Largest Prenatal Services Group (AWHONN) – Completed (1-31-2024)

Community Engagement:

Swiss Precision Active has partnered with the Florida Museum of Discovery and Science, providing 130 hats and backpacks to support our youth. We supported MODS EcoExplorer and Aviation Academy interns during their field excursions. Additionally, Swiss Precision Active sponsored the Florida MotoCross Racing team, KAOS Racing, with a unique uniform design.

The Team

Officers and Directors

Name: Leslie Chan Dotson

Leslie Chan Dotson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, CFO, & Director
  Dates of Service: February, 2021 - Present
  Responsibilities: Leslie is the CEO of the company, and provides direction and guidance for the company and its future investors. Leslie is also the head of design, manufacturing and logistics and supply chain. Currently does not receive a salary, but once the company has met an estimated funding amount of $1 million then an appropriate compensation will be considered, and holds 51% equity in the company for minority status for government bids and private sector bids.

Other business experience in the past three years:

- Employer: Amazon Ring
  Title: Head of Accessories BU
  Dates of Service: April, 2021 - September, 2023
  Responsibilities: Leslie managed the entire portfolio of Accessories for Amazon Ring, from Product Development, Logistics / Supply Chain, Management of factories, and Sales and Marketing.

Other business experience in the past three years:

- Employer: VLC Distribution
  Title: VP of Americas
  Dates of Service: November, 2019 - April, 2021
  Responsibilities: Leslie managed the entire portfolio of backpacks and luggage for SwissDigital in the Americas region from product development to sales and marketing and logistics and supply chain management.

Other business experience in the past three years:

- Employer: Swiss Precision LLC
  Title: Manager-member
  Dates of Service: February, 2021 - Present
  Responsibilities: Responsible for the day-to-day operations, reviewing financial records and ensuring compliance with state and federal regulations, and maintaining member meeting minutes.

Name: Rob Steven Williams

Rob Steven Williams's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President, CMO, Secretary, & Director
  Dates of Service: February, 2021 - Present
  Responsibilities: Rob is the President and CMO of the company, provides operations, partnerships, strategic planning and execution for its global marketing initiatives. Currently does not take a salary but once the company has met an estimated funding amount of $1 million then an appropriate compensation will be considered, and holds 49% equity in the company.

Other business experience in the past three years:

- Employer: Corelis, Inc.
  Title: Head of Global Marketing & Digital Content
  Dates of Service: September, 2018 - August, 2024
  Responsibilities: Responsible for the global marketing strategy and execution for the company.

Other business experience in the past three years:

- Employer: PopTech Studio LLC
  Title: Founder
  Dates of Service: August, 2005 - Present
  Responsibilities: Owner

Other business experience in the past three years:

- Employer: Swiss Precision LLC
  Title: Manager-member
  Dates of Service: February, 2021 - Present
  Responsibilities: Responsible for the day-to-day operations, reviewing financial records and ensuring compliance with state and federal regulations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or the “Company”) involves a high degree of risk and

should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
Swiss Precision Active, Inc. is offering Non-Voting Common Shares in the amount of up to $618,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we

could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value because of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Non-Voting Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Non-Voting Common Shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Non-Voting Common Stock we are offering now, the

Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Swiss Precision Active. Inc. (the "Company") was incorporated on May 12. 2022 and its predecessor entity, Swiss Precision, LLC, was organized on February 22, 2021. The Company currently holds all assets and agreements previously held by Swiss Precision, LLC. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Swiss Precision Active, Inc. has incurred a net loss and has had limited revenues generated since its inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few important customers, and effectively has limited revenue to start. But with great potential based on the recent wins from the FEDS APPAREL and Homeland Security award. If you are investing in this company, it's because you think that Swiss Precision's CopperActive Organic blend products is a good idea, that the team will be able to successfully market, and sell the product or service, and that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities,

reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

If the Company cannot raise sufficient funds it will not succeed.
Swiss Precision Active, Inc. is offering Non-Voting Common Shares in the amount of up to $618,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

The Chief Executive Officer does not currently receive a salary for his role with the Company
Swiss Precision Active, Inc. is an early-stage company that does not currently generate consistent revenue. Accordingly, the CEO of Swiss Precision (Leslie Chan Dotson) does not currently receive a salary for his work. Although he has been, and will continue to be, compensated in sweat equity, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. In order to counterbalance the current absence of monetary incentivization, the Company has planned for the CEO to receive a salary of up to $120,000 with bonus incentives dependent on the Company raising $1,000,000 in investments and the Company begins generating a profit.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Swiss Precision LLC (Leslie Dotson as Manager- 51% and Rob Steven Williams as Manager 49%)	6,000,000	Common Stock	100.0%

The Company's Securities

The Company has authorized Common Stock, and Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 309,000 of Non-Voting Common Stock.

Common Stock

The amount of security authorized is 6,000,000 with a total of 6,000,000 outstanding.

Voting Rights

1 vote per 1 share.

Material Rights

Shareholders of Voting Common Shares are subject to and bound by the Company's Shareholder Agreement.

Non-Voting Common Stock

The amount of security authorized is 642,000 with a total of 3,870,872 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

There are no material rights associated with Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of Non-Voting Common Shares of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 6,000,000
  Use of proceeds: Founders' shares
  Date: May 12, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $55,456.00
  Number of Securities Sold: 32,961
  Use of proceeds: Marketing, R&D, Company Employment, Operations, Working Capital, and Inventory.
  Date: March 03, 2023
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We can operate the business for 1 year without revenue, based on grassroots financing for the co-founders and friends and family support.

Foreseeable major expenses based on projections:

Inventory of the product and marketing expenses to promote the product will be the major expenses when we look at the Cash flow statement projections and P&L statements. Freight cost, based on the industry oil/gas crisis will affect the bottom-line logistics cost. This is why we will do productions in Cambodia to the USA duty-free. We are also looking at Made In Colombia, Panama and Morocco as well.

Examples of some foreseeable major expenses include Testing Certificates ($7500), Warehouse Fees for Inventory ($1600), Social media Costing ($9,000, and Insurance for the Company ($1500).

Future operational challenges:

Freight cost and inventory management will be the operational challenges. Also understanding right away the correct movements of products based on the correct ratio of sizes and colors. We will need to get the mix of sizes and colors correct based on demand within 90-120 days and then readjust the forecast.

Future challenges related to capital resources:

It is necessary to obtain a line of credit as a startup to sustain a 90-120 day turn inventory, sales, and replenishment of stock of product. Inventory is king in our business and we need the right capital resources to keep the inventory turn of the business going.

Future milestones and events:

Milestones of Impact

Beginning Inventory management and production timing of the launch

Freight cost and shipments into the USA, based on port congestion of the beginning inventory 90-120 Days after launch we need to have a good understanding of the color and size formula Restocking inventory within 120 days

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Co-Founders each have access to $15,000 for lines of credit or personal credit cards and can apply for startup Personal loans. As of October 2024, the Company had $34 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds from the campaign are necessary for the viability of the Company to move us past the first 120 days of the launch. When we are successful with the crowdfunding raise, the funds raised will account for 99% of the necessary capital to maintain the business and launch us into success for the customers and the investors. Our customer base needs help and we are here with the solution, these funds are vital.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, these funds from the campaign are necessary to the viability of the Company to move us past the first 120 days of the launch. When we are successful with the crowdfunding raise, the funds raised will account for 99% of the necessary capital to maintain the business and launch us into success for the customers and the investors. Our customer base needs help and we are here with the solution, these funds are vital.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Yes, if we raise the minimum of $15,000, we will be able to operate for 5 months. This is based on a burn rate of $3,000/month of marketing and PR after the inventory is in-house to move through the channels. Then we can have a refresh of inventory based on the sales of those products to keep the flow going of the Company.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum of $618,000, we will be able to operate for 3 years. This is based on a burn rate of $27,000/month and we will have the continued turn of inventory purchase, inventory sold, and enough capital to market all channels outlined in our business proposals and service all market segments. It will also allow us to have the right resources, personnel, and structure for the Company.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Capital from Founders and Family and Friends.

Lines of Credit from a Bank or Lending company for Minority Small Businesses from the SBA Minority Business grants and or loans to help with the cause.

Corporate or Celebrity funding is based on helping the cause of humanity.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $19,741,744.00

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) there is no preferred stock authorized or outstanding; (ii) there are no outstanding options, warrants, and other securities with a right to acquire shares; and (iii) there are no shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $618,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Marketing
  10.0%
  Social Media, Website, Email campaigns and direct business meeting.

- Research & Development
  4.0%
  New Development of materials with bamboo and linen and copper.

- Operations
  10.0%
  Office space, supplies, systems and logistics operations.

- Company Employment
  18.0%
  President Salary, Designers, Product Managers, Sales, Marketing teams.

- Inventory
  30.0%
  Inventory of goods to have on hand for the customers.

- Working Capital
  20.0%
  Working capital for the expenses of the company and running productions of the product.

- StartEngine Service Fees
  2.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at swissprecisionactive.com (swissprecisionactive.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/swiss-precision

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Swiss Precision Active, Inc.

[See attached]

Swiss Precision Active, Inc (the "Company") a Florida Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Swiss Precision Active, Inc

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
October 10, 2024

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2023	2022
ASSETS		
Current Assets		
Cash and Cash Equivalents	2,786	38,633
Inventory	46,040	50,298
Total Current Assets	48,826	88,930
TOTAL ASSETS	48,826	88,930
LIABILITIES AND EQUITY		
Liabilities	-	-
TOTAL LIABILITIES	-	-
EQUITY		
Common Stock	282,149	237,646
Accumulated Deficit	(233,323)	(148,716)
Total Equity	48,826	88,930
TOTAL LIABILITIES AND EQUITY	48,826	88,930

Statement of Changes in Shareholder Equity

	Common Stock - Voting Shares	Common Stock - Non-Voting Shares				
	# of Shares Amount	# of Shares Amount	$ Amount	Member's Contributions Prior to Incorporation	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2022	-	-	-	29,000	(36,603)	(7,603)
Issuance of Common Stock - Voting Shares Upon Conversion from LLC to C-Corporation	6,000,000	-	202,711	(29,000)	-	173,711
Issuance of Common Stock Non-Voting Shares net of issuance costs	-	22,243	34,935	-	-	34,935
Equity Issuance Fees						-
Net Income (Loss)	-	-	-	-	(112,113)	(112,113)
Ending Balance 12/31/2022	6,000,000	22,243	237,646	-	(148,716)	88,930
Issuance of Common Stock Non-Voting Shares net of issuance costs	-	9,868	18,556	-	-	18,556
Additional Paid-in Capital, net	-	-	25,948	-	-	25,948
Net Income (Loss)	-	-	-	-	(84,607)	(84,607)
Ending Balance 12/31/2023	6,000,000	32,111	282,149	-	(233,323)	48,826

Statement of Operations

	Year Ended December 31,	
	2023	2022
Revenue	3,308	7,500
Cost of Revenue	9,562	66
Gross Profit	(6,254)	7,434
Operating Expenses		
Advertising and Marketing	10,803	19,063
General and Administrative	11,463	93,722
Research and Development	8,352	296
Obsolete Inventory Expense	46,304	5,784
Rent and Lease	1,431	682
Total Operating Expenses	78,353	119,547
Operating Income (loss)	(84,607)	(112,113)
Earnings Before Income Taxes	(84,607)	(112,113)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(84,607)	(112,113)

Statement of Cash Flows

	Year Ended December 31,	
	2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	(84,607)	(112,113)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Inventory	4,258	(50,298)
Other	-	(2,020)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	4,258	(52,318)
Net Cash provided by (used in) Operating Activities	(80,349)	(164,431)
FINANCING ACTIVITIES		
Repayment of Loan Payable - Related Party	-	(15,000)
Additional Paid-in Capital	25,948	173,711
Proceeds from Issuance of Non-voting Common Stock	18,556	34,935
Net Cash provided by (used in) Financing Activities	44,504	193,646
Cash at the beginning of period	38,633	9,417
Net Cash increase (decrease) for period	(35,846)	29,215
Cash at end of period	2,787	38,633

Swiss Precision Active, Inc
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Swiss Precision Active, Inc ("the Company") was formed in Florida on May 12th, 2022. The Company previously existed as Swiss Precision LLC, a Florida LLC formed February 20th, 2021. The Company earns revenue using B2B government contracts and B2C Amazon and Mass retailers and distributors for Copper/Cotton based medical scrubs and uniforms that will sell into a $60 Billion industry that is growing at 7% CAGR YoY. We contract hire key people in the medical and uniform industries that have direct relationships with the buyers. The Company's headquarters is in Miami, Florida. The Company's customers are located Globally. Products will be produced in Cambodia, Panama, and Morocco to have duty savings to ASIA, Europe, USA and LATAM regions.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated returns. The Company is at the stage of marketing and completing development. All the sales revenue from 2022 and 2023 is sample sales to test the market. The Company plans to earn revenue using business to business (B2B) government contracts and business to customers (B2C) using Amazon and mass retailers and distributors for copper and cotton based medical scrubs and uniforms.

Inventory

The Company had an inventory balance of $46,040 as of December 31st, 2023, consisting primarily of finished goods inventory. The Company values its inventory at the lower of cost or market using the FIFO (First-In, First-Out) method of accounting.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair

value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Florida. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The founder loaned the Company $15,000. The loan does not accrue interest and is due on demand. The loan was fully repaid in 2022.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

None.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 common shares with no stated par value consisting of 6,000,000 Voting Shares and 4,000,000 Non-Voting Shares. 6,000,000 Voting Shares were issued and outstanding as of December 31st, 2023, and 32,111 Non-Voting Shares were issued and outstanding as of December 31st, 2023.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 10, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF SWISS PRECISION ACTIVE

Innovations for Multiple Markets with CopperActive™ Eco Health Antimicrobial Fabric Technology

Swiss Precision Active aims to transform the textile industry with its patented CopperActive™ technology, embedding nano copper directly into the DNA of yarn strands for natural antimicrobial protection. Validated through rigorous testing by SGS and Accugen labs, CopperActive™ has been proven to reduce 99.9% of harmful bacteria, including Staphylococcus Aureus and Klebsiella Pneumonia, in less than 24 hours, making it ideal for high-risk markets such as Healthcare, Hospitality, Government & Security, Sportswear, Home & Personal Care, Commercial & Public Spaces, and beyond. By combining the antibacterial power of copper with sustainable materials like organic cotton and bamboo, CopperActive™ offers a durable, breathable, comfortable, and eco-friendly solution positioned to potentially disrupt the $143.7 billion global textile market in industries where hygiene, sustainability, breathability, comfort, and performance are paramount. This innovation places Swiss Precision Active among innovation leaders, presenting a unique opportunity for investors to join a revolution in CopperActive™ Eco Health Antimicrobial Fabric Technology.

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CopperActive
A Swiss Registered Trademark
Innovating Across Multiple Markets with CopperActive™ Technology

Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

Get Equity
$2.00 Per Share

PREVIOUSLY CROWDFUNDED
$55,456

MIN INVEST
$200

VALUATION
$19.74M

REASONS TO INVEST

- Patent Protection: CopperActive™ technology, protected by U.S. Patent and Swiss trademarks, ensures unmatched durability and antimicrobial protection, reducing 99.99% of bacteria and outperforming competitors.
- Proven Traction: Secured a contract with FEDS APPAREL, supplying CopperActive™ to 144 police & federal agencies, including Homeland Security, valued at up to $64M, and we are in conversations with other major government organizations.
- Market Opportunities: Antimicrobial fabric demand is growing in sectors like government and security. We believe Swiss Precision Active is ready to capture a significant share of these expanding markets.

TEAM



Leslie Dotson • CEO, CFO, and Director

Les Dotson, Co-Founder of Swiss Precision Active, brings over 30 years of experience in business development, product management, and operations across diverse industries, including consumer electronics and soft goods. He is an award-winning product designer for the #1 selling backpacks and carrying cases in the world. His career highlights include leading operations and business development for globally recognized brands such as Ring by Amazon, where he spearheaded the launch of innovative accessories and companion devices, including as Seiko, Epson, Simple Technology, Targus, SwissArmy/Wenger, HP, Dell, Lenovo, and Logitech. Les has a proven track record of driving product vision, managing supply chains, and optimizing

business processes to achieve exceptional results. He invented and/or developed over 500 products and won the Good Design award in 2007 and 2008 for the SwissGear Mouse design. In 2010 he won the Editor's Choice award for the ChillCase. As the CEO of Swiss Precision Active, Les is committed to leveraging his extensive experience to position the company at the forefront of the Eco Health apparel industry, ensuring that the company's innovations meet the highest standards of quality, sustainability, and customer satisfaction.

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Rob Steven Williams • President, CMO, and Director

Rob Steven Williams is a seasoned marketing executive and Co-Founder of Swiss Precision Active, bringing nearly 30 years of experience in shaping impactful, customer-centered marketing strategies that combine technology, design, data, and storytelling. With a background in brand management, business development, and global strategy execution, Rob has worked with industry-leading brands and startups alike, including HP, Panasonic, Sony Pictures, Directv, and over 70 artists across entertainment, tech, action sports, and lifestyle sectors. At Swiss Precision Active, Rob oversees day-to-day operations, driving brand strategy, technology integration, and market expansion while staying true to the company's vision of sustainable, innovative solutions. His expertise and leadership are positioning Swiss Precision Active at the forefront of the textile and consumer industries, building a brand that resonates with health-conscious and environmentally aware markets. Rob's collaborative approach and commitment to innovation have been instrumental in establishing Swiss Precision Active as a potential disruptor in the Eco Health Fabric Technology design and manufacturing sector.

Read Less

THE PITCH

Together, We're Redefining Uniforms & Accessories with CopperActive™

CopperActive®
A Swiss Registered Trademark

HIGH PERFORMANCE FABRIC

55%	40%	5%
ORGANIC COTTON OR BAMBOO	EMBEDDED COPPER-POLY	SPANDEX

Superior Antimicrobial Performance: CopperActive™ has been validated by SGS and Accugen Laboratories to reduce 99.9% of harmful bacteria within 24 hours, making it ideal for industries where hygiene is critical, extending well beyond healthcare to impact everyday life.

Advanced Material Composition: CopperActive™ Eco Health fabric blends organic cotton or bamboo, embedded copper-poly, and spandex, offering antimicrobial protection, comfort, moisture-wicking, and UV protection, ensuring users stay fresh and comfortable in any environment.

Sustainable and Holistic Approach: Committed to environmental responsibility, Swiss Precision Active uses natural copper and organic materials to create durable, eco-friendly fabrics that reduce the need for frequent replacements, aligning with the global shift toward sustainability.


Organic Cotton
+
Embedded Copper
=

CopperActive™ Eco Health Antimicrobial Embedded Copper Fabric is not just a product—it is a patented, groundbreaking innovation that embeds nano copper into yarn strands at the DNA molecular level. This fabric delivers unparalleled protection, comfort, and sustainability, making it the ideal solution for sectors where hygiene, breathability, eco-friendliness, and durability are paramount. By investing in CopperActive™, you're positioning yourself at the forefront of an Eco Health Fabric Technology that strives to meets the growing global demand for advanced, sustainable materials.

Innovation, Market Traction, and Exciting Opportunities

Exclusive Innovation with Patent Protection: Swiss Precision Active's CopperActive™ technology is protected by U.S. Patent No. 10,266,969, along with Swiss Global and U.S. trademarks, ensuring unmatched durability and consistent antimicrobial protection. Independent lab tests (SGS and Accugen) confirm a 99.99% reduction in deadly bacteria within 24 hours, offering a permanent solution that outperforms competitors.

Proven Market Traction: On 8/1/2024, we obtained a government contract through FEDS APPAREL (www.fedsapparel.com) valued up to $64M, supplying CopperActive™ materials to 144 police and federal agencies, including Homeland Security. We've also partnered with the Association of Women's Health, Obstetric and Neonatal Nurses (AWHONN) to establish CopperActive™ medical uniforms and signed agreements with the Minority Football League (MFL) and FITUSA for future U.S. manufacturing. Our CopperActive™ fabric is rapidly gaining momentum across multiple industries.

Market Opportunities: The demand for antimicrobial fabrics is growing across sectors like government and security. Swiss Precision Active believes it is well-positioned to capture a significant share of this expanding market.

At Swiss Precision Active, we go beyond fabric innovation to deliver exceptional design and craftsmanship. Our products are meticulously crafted to ensure a perfect fit, durability, and a sleek, modern aesthetic that distinguishes us from the competition. We don't just make apparel; we create a lifestyle choice for those who value organic and antimicrobial solutions. The Swiss cross, a symbol of precision and quality, lies at the heart of our brand, representing our unwavering commitment to innovation and customer satisfaction. Our vision is to lead the global market in eco-friendly, high-performance uniforms and apparel accessories.



Antimicrobial Properties

Copper-embedded fabric offers 99% antimicrobial protection, reducing harmful bacteria and improving infection control.

Sustainability & Comfort

Our fabric, made with 55% organic cotton or bamboo, are gentle on skin and the planet, featuring G-Cool™ for breathability and moisture-wicking.





Design & Functionality

With tailored fits, functional pockets, and moisture-wicking, our apparel offers comfort, style, and function.


Durability
CopperActive™ fabric offers long-lasting antimicrobial protection, ensuring durability and cost-effectiveness.

The above is a rendering of our product. Images are computer-generated demo versions. Product is available on the market. Also featured are real images of our clothing fabrics.

Embedding cutting-edge nano copper technology into organic materials like cotton, bamboo, linen, silk, and hemp delivers unmatched comfort and timeless style to apparel and accessories that care for both the wearer and the Earth. Our standout innovation, CopperActive™, is both antimicrobial and eco-friendly, providing protection, comfort, and sustainability. With trademarks registered in Switzerland and the USA, our patented technology is protected and truly unique, setting us apart from the competition.

the problem & our solution

A Solution for Uniforms & Accessories

The Problem: Protecting Those Who Protect Us

The apparel and accessories textile market faces significant health and environmental challenges. The spread of healthcare-associated infections (HAIs) extends beyond hospitals to industries like hospitality, sports, and government, contributing to approximately 72,000 deaths annually in the U.S. Polyester, commonly used in uniforms, exacerbates these issues with its health risks, including skin irritation and bacterial growth, and its severe environmental impact due to toxic production processes.

Annually, the U.S. sees an estimated 687,000 HAIs in acute care hospitals alone, resulting in about 72,000 deaths. These infections often include central line-associated bloodstream infections (CLABSI), catheter-associated urinary tract infections (CAUTI), and ventilator-associated events (VAE), among others. The global burden is even more substantial, with millions of cases reported worldwide, particularly in regions with less stringent infection control measures.[1]

The industry's focus on cost-effective, Nylon, Rayon, 100% Polyester petroleum-based synthetic fabrics that had compromised both health and environmental safety. Based on tons of studies, the urgent need for safer, more sustainable textile solutions is clearer than ever.[2,3,4,5]

The Solution:

CopperActive™ Eco Health Fabric Technology offers a new and disruptive standard in uniforms and apparel accessories. By embedding nano copper into yarn strands at a DNA molecular level, CopperActive™ creates a powerful antimicrobial barrier that effectively reduces 99% of harmful bacteria within 24 hours. This advanced technology helps ensure superior protection, while our apparel and accessories also provide exceptional organic comfort, fit, and durability. CopperActive™ technology not only enhances safety but also offers long-term value, making it a worthwhile investment for customers seeking reliable, high-performance apparel.


EMBEDDED COPPER + COTTON
CopperActive
A Swiss Registered Trademark

The above is a rendering of our product. Images are computer-generated demo versions. Product is available on the market

Features

ECO FRIENDLY	ANTIMICROBIAL	EMBEDDED COPPER
COPPER IONS	MOISTURE WICKING	ORGANIC COTTON
UPF 30+	CIRCULATION	ODOR RESISTANT
STYLE & FIT	EASY CARE	PERFORMANCE





Our antimicrobial fabric features advanced CopperActive™ technology, providing superior protection. Unlike other brands, we embed copper directly into the organic fabric, ensuring its antimicrobial benefits remain effective through countless washes. This cutting-edge approach not only enhances health and safety but also promotes sustainability by eliminating the need for chemical treatments. Swiss Precision Active delivers uniforms and accessories that excel in durability and performance while maintaining a strong commitment to quality care. We believe we're setting new industry standards with our innovative technology, ensuring our garments meet the rigorous demands of our customers while safeguarding both your well-being and the planet.

THE MARKET & OUR TRACTION

Revolutionizing How We Protect Essential Workers

Swiss Precision Active believes it is uniquely positioned to tap into multiple high-growth markets with its CopperActive™ Eco Health Technology, offering a total addressable market (TAM) of significant potential. Key sectors include the rapidly expanding healthcare market, expected to grow from $115.24 billion in 2024 to $187.53 billion by 2032, the $4.99 trillion hospitality industry, and the uniform and workwear industry, including government uniforms for military, law enforcement, and first responders, is projected to reach $65.12 billion in 2024, projected to reach $88.12 billion by 2031. Additionally, we believe the home textile market, set to grow from $119.09 billion to $196.13 billion by 2031, and the sports apparel market, expected to rise from $203.26 billion to $298.06 billion by 2032, further enhance our potential. By investing in Swiss Precision Active, you're entering markets with vast potential and supporting innovative solutions that meet the increasing demand for health, safety, and sustainability across industries.[6,7,8,9,10,11,12,13,14,15,16,17]



2 0 2 3

MEDICAL CLOTHING

$109.5B

Global Market Size

2 0 2 4

GENERAL UNIFORMS, GOVERNMENT AND SECURITY INDUSTRY, AND ACCESSORIES

$65.12B

Projected Growth for 2024



Source: Fortune Business Insights, Uniform Market

With the demand for CopperActive™, we have expanded our offerings to include uniforms, hats, polos, tee shirts, underwear, socks, and pants for frontline workers for government agencies, including fire, police, military, and protection. Here is just a few traction highlights:

- We have initiated sales with our nursing distributor, Artery Ink, which services 25,000 nurses. Artery Ink's unique artwork for hospital departments like cardiology, neurosurgery, spinal, prenatal, and orthopedics is featured on our medical scrub tops and pants.
- Launched a full product line online with targeted marketing campaigns across social platforms, including Instagram, Facebook, TikTok, and LinkedIn. We distributed 100+ sales samples to influencers for fit and wear testing feedback.
- 3000 pieces of our CopperActive Medical Uniforms are in stock and selling at **swissprecisionactive.com**
- Engaged in the 2024 bidding process in Florida for hospital and school uniforms and services.
- Finalized designs for t-shirts, socks, briefs, and bras for distribution through membership clubs like PriceSmart, Costco, and Sam's Club, targeting both B2B and B2C consumers.
- Participated in a trade show for The Association of Women's Health, Obstetric and Neonatal Nurses (AWHONN) from June 7-11, 2024. AWHONN is a 501(c)(3) nonprofit membership organization that promotes the health of women and newborns. The audience at the show was 2,500, with a membership of 350,000 nurses nationwide.
- We are now working with Orlando, Houston and Kansas City hospital procurement and supply teams and have attracted significant interest from the United States Air Force Nursing procurement teams for uniforms.
- Expanded our distribution contract and sales presence in Panama, Colombia, Peru for LATAM markets through Swiss Precision Panama. Swiss Precision Estonia was established for the Italy Public Health Department for nurses, following successful face-to-face meetings with public sector hospitals and two private hospital procurement teams.

CopperActive®
A Swiss Registered Trademark

CERTIFICATIONS AND PARTNERS

Florida State Minority Supplier

EPA Approved

NAICS Association

SAM.GOV®
Minority Status Certified

SUPPLIERGATEWAY®
Minority Status Certified

Broward County Public Schools

Broward® Health

U.S. Department of Homeland Security

Made in USA

Disabled American Veterans

Swiss Precision Active aims to set new standards in the medical and frontline apparel industry, providing professionals with the best possible uniforms to enhance their performance and well-being. We have

secured funding, achieved key certifications, and established a strong foundation for growth. Notably, we boast innovative, antimicrobial apparel with global ambitions, have launched a successful product line, secured government contracts, and expanded distribution through partnerships. Beyond healthcare, Swiss Precision Active sees potential in the fashion and sports industries, showcasing the versatility of CopperActive™. We are actively pursuing international expansion and innovative partnerships to bring our embedded copper technology to people around the world.

WHY INVEST

Join Swiss Precision

Invest in CopperActive™ – Protecting Our Future Through Fabric

We invite you to join us as we strive to revolutionize the textile industry. By investing in Swiss Precision Active, you become part of a movement toward safer, more sustainable fabrics. Let's protect our future together—invest today in **CopperActive™, Healthier Fabrics – Naturally!**

Revolutionary Technology: Swiss Precision Active intends to transform multiple industries—including healthcare, hospitality, government, and sports—with our patented CopperActive™ technology. This cutting-edge innovation offers continuous antimicrobial protection, proven to reduce 99% of harmful bacteria within 24 hours, such as Staphylococcus aureus and Klebsiella pneumoniae. Our commitment to sustainability is evident in our use of 55% organic cotton, making our products eco-friendly, skin-friendly, and aligned with the growing demand for sustainable solutions across diverse markets.

Expanding Market ROI: The healthcare industry is just the beginning. Our CopperActive™ technology technology has significant potential across various industries where antimicrobial protection and sustainable practices are increasingly essential. From hospitality to fitness and beyond, the demand for advanced, protective, and eco-conscious uniforms is on the rise. By investing in CopperActive™, you're positioning yourself at near the forefront of an Eco Health Fabric Technology that strives to meets the growing global demand for advanced, sustainable materials



Hospitality Industry

Projected to reach $4.99 trillion by 2024, with rising demand for antimicrobial textiles like bedding and uniforms, with cleanliness as a priority.

Sources: Mordor Intel and Dataintelo

Home Textiles

Valued at $119.09B in 2022, the market is **projected to reach $196.13B** by 2031 with a 5.7% CAGR. CopperActive™ meets the demand for healthier living with antimicrobial properties.

Sources: SkyQuest Home Textile Market Report





Sports & Fitness

Projected to grow from $203.26B in 2023 to $298.06B by 2032 at a 4.38% CAGR. CopperActive™ offers antimicrobial and moisture-wicking benefits for activewear.

ABOUT

HEADQUARTERS
1951 NW 7th Ave., Suite 600
Miami, FL 33136

WEBSITE
View Site


Commercial and Public Spaces Industry
The antimicrobial fabrics market is set to grow in high-touch areas where hygiene is crucial. CopperActive™ enhances safety in settings like furniture upholstery and air filtration systems.

Swiss Precision Active aims to transform the textile industry with its patented CopperActive™ technology, embedding nano-copper directly into the DNA of yarn strands for natural antimicrobial protection. Validated through rigorous testing by SGS and Accugen labs, CopperActive™ has been proven to reduce 99.9% of harmful bacteria, including Staphylococcus Aureus and Klebsiella Pneumonia, in less than 24 hours, making it ideal for high-risk markets such as Healthcare, Hospitality, Government & Security, Sportswear, Home & Personal Care, Commercial & Public Spaces, and beyond. By combining the antibacterial power of copper with sustainable materials like organic cotton and bamboo, CopperActive™ offers a durable, breathable, comfortable, and eco-friendly solution positioned to potentially disrupt the $143.7 billion global textile market in industries where hygiene, sustainability, breathability, comfort, and performance are paramount. This innovation places Swiss Precision Active among innovation leaders, presenting a unique opportunity for investors to join a revolution in CopperActive™ Eco Health Antimicrobial Fabric Technology.

Innovative Opportunity: This is more than an investment—it's an opportunity to change the market. As awareness of infection control and environmental impact grows, we believe our CopperActive™ technology stands out as a game-changer. By supporting Swiss Precision Active, you're not just investing in a product. You're investing in a movement that has the potential to redefine industry standards and lead the way in sustainable innovation.

Supporting Data: Our credibility is backed by rigorous lab tests and patented technology. The CopperActive™ fabric has been thoroughly tested and validated, ensuring that our claims of antimicrobial effectiveness and durability are supported by hard data. The solid foundation of innovation and proof positions Swiss Precision Active as a leader in innovation in the market, with a product offering that is both credible and groundbreaking.

TERMS

Swiss Precision Active

Overview

PRICE PER SHARE
$2

VALUATION
$19.74M

DEADLINE
Feb. 18, 2025 at 7:59 AM UTC

FUNDING GOAL
$15k - $618k

Breakdown

MIN INVESTMENT
$200

OFFERING TYPE
Equity

MAX INVESTMENT
$618,000

SHARES OFFERED
Non-Voting Common Stock

MIN NUMBER OF SHARES OFFERED
7,500

MAX NUMBER OF SHARES OFFERED

309,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$48,826	$88,930
Cash & Cash Equivalents	$2,786	$38,633
Accounts Receivable	$0	$0
Short-Term Debt	$0	$0
Long-Term Debt	$0	$0
Revenue & Sales	$3,308	$7,500
Costs of Goods Sold	$9,562	$66
Taxes Paid	$0	$0
Net Income	-$84,607	-$112,113

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Loyalty Bonus

Bonus Shares: 30%

Description: If you are a previous investor or customer of Swiss Precision Active Inc., you are eligible for additional bonus shares.

Testing the Waters Reservations Page Bonus

Bonus Shares: 10%

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive 25% off your choice of 1 pair of Swiss Precision Scrubs

Tier 2 Perk: Invest $5,000+ and receive 1 pair of limited-edition Swiss Precision Scrubs + 5% bonus shares.

Tier 3 Perk: Invest $10,000+ and receive tier all prior perks plus a lifetime discount of 10% on Swiss Precision products + 10% bonus shares.

Tier 4 Perk: Invest $20,000+ and receive all prior perks plus a one-on-one meeting with the CEO to discuss the company's direction + 15% bonus shares.

Tier 5 Perk: Invest $50,000+ and receive all prior perks plus an exclusive trip to the manufacturing facility, including a VIP luxury dinner with the design team + 20% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Venture Club Bonus

Swiss Precision Active Inc. will offer 10% additional bonus shares for all investments that are committed by investors eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $2.00 / share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus, the Loyalty Bonus, and the Testing the Waters Reservations Page Bonus in addition to the aforementioned bonus.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000, are limited to invest a maximum of 5% of the greater of those two amounts. For

those with an annual income and net worth greater than $124,000, he/she is limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have “cleared” by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of “closes” or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market, or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as ‘Invested’ on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancelation period. Once the four-hour window has passed, it is up to each company to set their own cancelation policy. You may find the company’s cancelation policy in the company’s offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your

refund as soon as possible. However, every investment needs to go through the clearing process in order to get sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT

[SEE ATTACHED]

Swiss Precision Active is taking reservations for a possible, upcoming round. Indicate interest today.

start engine

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GET A PIECE OF SWISS PRECISION ACTIVE

Disrupting Multiple Markets with CopperActive™ Eco Health Antimicrobial Fabric Technology

Swiss Precision Active is transforming the textile industry with its patented CopperActive™ technology, embedding nano copper directly into the DNA of yarn strands for natural antimicrobial protection. Validated through rigorous testing by SGS and Accugen labs, ...

Show more

Reserve Now

This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Capital, LLC.



CopperActive
Disrupting Multiple Markets with CopperActive™ Eco Health Antimicrobial Fabric Technology

$337.41 Reserved

OVERVIEW | ABOUT | REWARDS | DISCUSSION | INVESTING FAQS

Reserve Now

RESERVED	RESERVATIONS
$337.41	1

REASONS TO INVEST

- Patent Protection: CopperActive™ technology, protected by U.S. Patent and Swiss trademarks, ensures unmatched durability and antimicrobial protection, reducing 99.99% of
- Proven Traction: Secured a contract with FEDS APPAREL, supplying CopperActive™ to 144 police & federal agencies, including Homeland Security, a potential $64M in future revenue, and we are in conversations with other major government organizations.
- Market Opportunities: Antimicrobial fabric demand is growing in sectors like government and security. We believe Swiss Precision Active is ready to capture a significant share of these expanding markets.

No money of other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.

TEAM



Leslie Dotson • CEO, CFO, and Director

Les Dotson, Co-Founder of Swiss Precision Active, brings over 30 years of experience in business development, product management, and operations across diverse industries, including consumer electronics and soft goods. He is an award-winning ...

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Rob Steven Williams • President, CMO, and Director



Rob Steven Williams is a seasoned marketing executive and Co-Founder of Swiss Precision Active, bringing nearly 30 years of experience in shaping impactful, customer-centered marketing strategies that combine technology, design, data, and ...

Read More

ABOUT

HEADQUARTERS
1951 NW 7th Ave., Suite 600
Miami, FL 33136

WEBSITE
View Site

Swiss Precision Active is transforming the textile industry with its patented CopperActive™ technology, embedding nano copper directly into the DNA of yarn strands for natural antimicrobial protection. Validated through rigorous testing by SGS and Accugen labs, CopperActive™ has been proven to reduce 99.9% of harmful bacteria, including Staphylococcus Aureus and Klebsiella Pneumonia, in less than 24 hours, making it ideal for high-risk markets such as Healthcare, Hospitality, Government & Security, Sportswear, Home & Personal Care, Commercial & Public Spaces, and beyond. By combining the antibacterial power of copper with sustainable materials like organic cotton and bamboo, CopperActive™ offers a durable, breathable, comfortable, and eco-friendly solution positioned to disrupt the $143.7 billion global textile market in industries where hygiene, sustainability, breathability, comfort, and performance are paramount. This innovation places Swiss Precision Active at the forefront of a rapidly growing market, presenting a unique opportunity for investors to join a revolution in CopperActive™ Eco Health Antimicrobial Fabric Technology.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Swiss Precision Active.

$200

Reservations Bonus

Reservation Holders in the Testing the Waters Page will receive 10% bonus shares.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors
Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary. This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

Swiss Precision Active Inc.
53 followers
2w •

Exciting News! We're thrilled to announce our partnership with StartEngine for the upcoming CopperActive™ Investor Raise campaign!

Swiss Precision Active is transforming the textile industry with its patented CopperActive™ Eco Health Fabric Technology, embedding nano copper into the DNA of yarn strands for natural antimicrobial protection. CopperActive™ reduces 99.9% of harmful bacteria within 24 hours, backed by rigorous testing. By integrating copper with sustainable materials like organic cotton and bamboo, we offer a durable, breathable, eco-friendly solution for high-risk markets like healthcare and schools.

https://lnkd.in/g-3vr7z2

Join us in disrupting the textile industry with CopperActive™. Reserve your shares today on StartEngine!

#Healthcare #Innovation #AntimicrobialProtection #StartEngine #Investors #MicroInvestors Les Dotson Fareida Rajkumar @robstevenwilliams

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST


Improving the
life & safety of healthcare workers

PRECISION®

Swiss Precision Active

start engine

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Swiss Precision Active
Links
swissprecisionactive.com
StartEngine/ReserveNOW
www.startengine.com/offering/swiss-precision
CopperActive™ is more
than just a fabric.
It's a SOLUTION.
62%


Crafted with
Precision.


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